October 16, 2006

Mail Stop 6010

Frederic H. Moll, M.D.
Chief Executive Officer
Hansen Medical, Inc.
380 North Bernardo Avenue
Mountain View, CA 94043

   Re: **Hansen Medical, Inc.**
      Amendment No. 1 to Form S-1
      Filed October 2, 2006
      File No. 333-136685

Dear Mr. Moll:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

Artwork

1. Please clarify the meaning of the "FPO" caption that appears in some of the pictures.

Summary Financial Data, page 6

2. Please refer to prior comment 7. We will review the pro forma data once you complete the disclosures.

Note 9. Stockholders' Deficit page F-22

3.   Please refer to prior comment 28. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price in the filing. Be advised that we are deferring final evaluation until the estimated offering price is specified.

Exhibits

4.   We note your intent to file several exhibits by amendment. Please note that we may have comments once those exhibits are filed.

Exhibit 10.15

5.   We note that you incorporate by reference this agreement from a filing by Intuitive Surgical. It appears that portions of the agreement in Intuitive Surgical's filing have been redacted pursuant to a confidential treatment request submitted by Intuitive Surgical. Please file the complete agreement as an exhibit to your registration statement. If you wish to keep certain portions of the agreement confidential, you should file your own separate request for confidential treatment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Frederic H. Moll
Hansen Medical, Inc.
October 16, 2006
Page 3

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3646 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Laura Berezin, Cooley Godward LLP